Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly

D 215.981.4689

terrance.reilly@troutman.com

May 23, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Belmont Theta Income Fund

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On March 29, 2023, Valued Advisers Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 380 to its Registration Statement on Form N-1A (“PEA No. 380”). PEA No. 380 was filed pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended. PEA No. 380 relates only to the Trust’s series of shares named “Belmont Theta Income Fund” (the “Fund”). PEA No. 380 was filed to disclose investment strategy changes being made to the Fund’s investment portfolio.

On May 15, 2023, the Trust received, via e-mail, comments on PEA No. 380 from Deborah L. O’Neal, Senior Counsel of the Staff of the Division of Investment Management, Disclosure Review Office. The Staff’s comments are in italics with the Trust’s responses below each comment.

1.	Please include a completed fee table, expense example, and performance presentation with the comment response letter, which should be filed at least 1 week prior to effectiveness of the registration statement.

RESPONSE: The Fund’s completed fee table, expense example, and performance presentation are being provided with this comment response letter.

2.	Confirm that all dividend and interest expenses associated with short sales will be reflected in the fee table.

RESPONSE: The Trust confirms that all dividend and interest expenses associated with short sales will be reflected in the fee table.

U.S. Securities and Exchange Commission May 23, 2023 Page 2
3.	The Staff reminded the Trust that any Acquired Fund Fees and Expenses greater than 1 basis point must be shown on a separate line in the fee table.

RESPONSE: The Trust acknowledges the Staff’s reminder, and adds that Acquired Fund Fees and Expenses are not being shown in the fee table because they are less than 1 basis point.

4.	At the end of the last sentence in footnote 1 to the fee table, add "whichever is the lessor amount" or something similar. Alternatively, the Fund can add the words "the lessor of" after the word "exceeding."

RESPONSE: The Trust will add the words “the lessor of” after the word “exceeding,” as suggested by the Staff.

5.	In the Principal Investment Strategies section, disclose the maturity parameters for fixed income investments or consider adding “short term” before treasury obligations.

RESPONSE: The Trust will add “short term” before treasury obligations, as suggested by the Staff.

6.	Please see ADI 2019-08 - Improving Principal Risks Disclosure. In particular, ensure that:
a.	risks are presented by importance,
b.	risks are tailored to the Fund, and
c.	if applicable, disclosure states the Fund is not appropriate for certain investors.

RESPONSE: The Trust has reviewed its Principal Risk Strategy disclosure and believes such disclosures are compliant with the requirements of Form N-1A. The risk disclosures are tailored to the Fund. The prospectus states that the Fund may not be right for certain investors.

The Staff’s comments will be reflected in the Trust’s registration statement to be filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended. The registration statement is being filed to: (i) address the Staff’s comments; (ii) complete the disclosures contained in PEA 380; (iii) update financial information; (iv) incorporate by reference the audited financial information for the Fund for its most recent fiscal year ended January 31, 2023; and (v) add appropriate exhibits and consents.

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U.S. Securities and Exchange Commission May 23, 2023 Page 3

If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:        Matthew J. Miller, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Deborah L. O’Neal, Senior Counsel, Staff of the Division of Investment Management

Enclosure